 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Weyer, Christian M. (Last) (First) (Middle) Enerfin SA PO Box 6, Rue Antoine Saladin 3 bis (Street) Crans-pres-Celigny SWITZERLAND CH-1299 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol United Rentals, Inc. URI 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 10/01/02 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Phantom Stock Units	(1)	01/22/02		A	V	360		(1)	(1)	Common Stock	360	$16.67 (2)	360	D
Phantom Stock Units	(1)	03/08/02		A	V	70		(1)	(1)	Common Stock	70	$25.00 (2)	70	D
Phantom Stock Units	(1)	04/01/02		A	V	221		(1)	(1)	Common Stock	221	$22.63 (2)	221	D
Phantom Stock Units	(1)	06/05/02		A	V	120		(1)	(1)	Common Stock	120	$18.87 (2)	120	D
Phantom Stock Units	(1)	07/01/02		A	V	334		(1)	(1)	Common Stock	334	$14.97 (2)	334	D
Phantom Stock Units	(1)	10/01/02		A		995		(1)	(1)	Common Stock	995	$6.79 (2)	995	D
Explanation of Responses:

(1) The Phantom Stock Units were acquired under the United Rentals, Inc., Deferred Compensation Plan For Directors and are deemed to be invested in restricted shares of Common Stock. So long as Mr. Weyer serves as a director, the restricted shares will vest on the earliest of (i) one-fifth on each of the first five anniversaries of the date on which he would otherwise have received the deferred fees, (ii) the date of his death or permanent disability, and (iii) a change of control of the company. On the first day of the month immediately following the date Mr. Weyer ceases to be a director, he will receive any restricted shares that have vested.
(2) Represents amount of deferred fees used to acquire one Phantom Stock Unit.

By: /s/ Christian M. Weyer 10/01/02 ** Signature of Reporting Person Date SEC 1474 (8-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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